FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
CHANGES TO BOARD AND COMMITTEE COMPOSITION

HSBC Holdings plc (the 'Company') has today announced the appointment of James (Jamie) Anthony Forese (57) as an independent non-executive Director of the Company. The appointment will take effect from 1 May 2020. He will also be appointed as a member of the Group Audit Committee, Group Remuneration Committee and the Nomination & Corporate Governance Committee.

Jamie formerly served as President of Citigroup. He began his career in securities trading with Salomon Brothers, one of Citigroup's predecessor companies, in 1985. In addition to his most recent role as President and chief executive officer of Citigroup's Institutional Clients Group, he has been chief executive of its Securities and Banking division and head of its Global Markets business.

Jamie is a non-executive director of the Princeton University Investment Company and a Trustee of Colby College.

Commenting on the appointment, HSBC's Group Chairman, Mark Tucker, said: "I am absolutely delighted to welcome Jamie. His wealth of experience across finance and corporate strategy, together with his extensive knowledge of banking and across financial services, will bring an invaluable perspective to the Board."

The Directors have determined that Mr Forese is independent. In making that determination, the Directors have concluded that there are no other relationships or circumstances which are likely to affect his judgement and that any relationships or circumstances which could appear to do so were not considered to be material.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Media enquiries to:
Heidi Ashley                              +44 (0) 20 7992 2045                 heidi.ashley@hsbc.com

Supplementary information:
As an independent non-executive Director, Mr Forese will not have a service contract with HSBC Holdings plc and will be paid total fees of £244,000 per annum pursuant to the Directors' remuneration policy approved by shareholders at the 2019 Annual General Meeting. The total per annum fees consist of: £127,000 for his role as independent non-executive Director, £40,000 as a member of the Group Audit Committee, £40,000 as a member of the Group Remuneration Committee, £33,000 as a member of the Nomination & Corporate Governance Committee and a £4,000 Travel Allowance.

Mr Forese's appointment as a Director of HSBC Holdings plc is subject to election by shareholders at the 2021 Annual General Meeting (AGM) and annual re-election thereafter. His initial three year term will run from his initial election, if successful, until the 2024 AGM.

Mr Forese has not held any directorships in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years and he does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company. He does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There are no matters relating to the appointment of Mr Forese that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Notes to editors:
1. Professional qualifications of Mr Forese
Bachelor of Science in Electrical Engineering and Computer Science. Princeton University, 1985.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, Noel Quinn, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Antonio Meade Kuribreña †, Heidi Miller†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

3. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,715bn at 31 December 2019, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 10 March 2020